INDEPENDENT AUDITOR'S REPORT

To the Audit Committee of the Board of
Directors/Trustees of
Fund for Tax-Free Investors, Inc.

We have examined management's assertion about
Fund for Tax-Free Investors, Inc.'s (the
Fund) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the
"Act") as of September 6, 2001 included in the accompanying Management Statement
Regarding Compliance with Certain Provisions of the Investment Company Act of 1940.
Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American
Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.
Included among our procedures were the
following tests performed as of September 6, 2001, and with respect to agreement of security purchases and sales, for the period from April 13, 2001 (the date of our last examination) through September 6, 2001:

*Confirmation of all securities held by
Rushmore Trust and Savings, FSB ("Rushmore
Trust") in book entry form for the account of the Fund;

*Confirmation from Rushmore Trust that the securities held for the account of the Fund were held for the account of Rushmore Trust by the Mellon Bank N.A ("Mellon"), as agent for Rushmore Trust;

*Confirmation with Mellon of all securities held by Mellon in book entry form for the account of Rushmore Trust;

*Confirmation with brokers that all purchases and sales outstanding were in agreement with the Fund's records;

*Reconciliation of all such securities to the books and records of Rushmore Trust and the Fund;

*Agreement of selected security purchases and security sales since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Fund for Tax-Free Investors, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of
September 6, 2001 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.


This report is intended solely for the
information and use of management of Fund for Tax-Free Investors, Inc., the Audit Committee of the Board of Directors/Trustees and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Deloitte & Touche LLP
Washington, D.C.
September 14, 2001



Management Statement Regarding Compliance with
Certain Provisions of the Investment Company
Act of 1940


We, as members of management of Fund For Tax-
Free Investors, Inc. (the Fund), are
responsible for complying with the
requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by
Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 6, 2001 and from April 13, 2001
(the date of Deloitte & Touche LLP's last examination) through September 6, 2001.
Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 6, 2001 and from April 13, 2001
(the date of Deloitte & Touche LLP's last examination) through September 6, 2001 with respect to securities reflected in the investment accounts of Fund For Tax-Free
Investors, Inc.


Daniel O'Connor
Chairman of the Board

Edward J. Karpowicz
Controller